ATLANTIC COASTAL ACQUISITION CORP. II

6 St Johns Lane, Floor 5

New York, New York 10013

October 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tamika Sheppard, Staff Attorney

Alan Campbell, Staff Attorney

Re:	Atlantic Coastal Acquisition Corp. II - Registration Statement – Form S-4

File No. 333-276618

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlantic Coastal Acquisition Corp. II (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-4 (File No. 333-276618) (the “Registration Statement”) be declared effective on October 18, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Stephen C. Ashley, Christopher Wing and Sacha D. Urbach of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes Stephen C. Ashley, Christopher Wing and Sacha D. Urbach of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Stephen C. Ashley of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (212) 858-1101, or in his absence, Christopher Wing at (212) 858-1124.

[Signature Page Follows]

Sincerely,

ATLANTIC COASTAL ACQUISITION CORP. II

By:	/s/ Shahraab Ahmad
Shahraab Ahmad, Chief Executive Officer

cc:	Stephen C. Ashley, Pillsbury Winthrop Shaw Pittman LLP

Christopher Wing, Pillsbury Winthrop Shaw Pittman LLP

Sacha D. Urbach, Pillsbury Winthrop Shaw Pittman LLP